DEGOLYER AND MACNAUGHTON CANADA LIMITED
311 SIXTH AVENUE S.W., SUITE 1430
ENERGY PLAZA EAST TOWER
CALGARY, ALBERTA, CANADA, T2P 3H2

NATIONAL INSTRUMENT FORM 51-101F2

REPORT on RESERVES DATA

To the board of directors of TransGlobe Energy Corporation (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2008. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as December 31, 2008, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2008, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description & Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income tax, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
			M U.S.$	M U.S.$	M U.S.$	M U.S.$
DeGolyer and MacNaughton Canada Limited	Appraisal Report as of December 31, 2008 on Certain Properties owned by TransGlobe Energy Corporation in Egypt and Yemen dated January 21, 2009	Egypt	-	164,954	-	164,954
		Yemen	-	88,163	-	88,163
		Total Company	-	253,117	-	253,117

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

DeGolyer and MacNaughton Canada Limited, Calgary, Alberta, dated January 21, 2009.

DEGOLYER and MACNAUGHTON
CANADA LIMITED

Colin P. Outtrim, P.Eng.

PERMIT TO PRACTICE
DeGolyer and MacNaughton Canada Limited

Signature ______

Date ______January 21, 2009______

PERMIT NUMBER: P 5568

The Association of Professional Engineers, Geologists and Geophysicists of Alberta